EXCELLENCE

Adit Laixuthai, Ph.D
First Senior Vice President

09045955

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

12g3-2(b) File No.82-4922

Ref. No. OS.077/2009

April 20, 2009

SEC
Mail Processing
Section

APR 20 2009

Washington, DC
105

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
U.S.A.

SUPPL

Dear Sirs:

We are transmitting herewith, in accordance with our undertakings pursuant Rule 12g3-2 (b) under the United States Securities Exchange Act of 1934, an English language summary of certain information that is being made public in Thailand.

Please arrange for the attached to be placed in our Rule 12g3-2 (b) "file" with the Commission.

Yours sincerely,

Adit Laixuthai
Apr 20, 09

dlw 4/28

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

Ref. FA.018/2009

20 April 2009

To President

The Stock Exchange of Thailand

Subject : Submittal of the Unreviewed Financial Statement

Enclosed herewith, please find copies of the unreviewed financial statements for the first quarter ended 31 March 2009 in SET Smart compared with various time intervals of the financial statements previously reported.

We trust you will find the enclosed helpful and informative.

Yours sincerely,

(PRASARN TRAIRATVORAKUL)

President

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

	Consolidated (Thousand Baht)				The Bank (Thousand Baht)			
	31 March 2009	31 December 2008	Change	30 September 2008	31 March 2009	31 December 2008	Change	30 September 2008
ASSETS								
Cash	15,295,221	27,751,133	(12,455,912)	18,221,834	15,293,583	27,749,840	(12,456,257)	18,219,978
Interbank and money market items								
Domestic items								
Interest bearing	67,157,408	187,804,507	(120,647,099)	49,108,665	67,566,735	188,235,960	(120,669,225)	49,186,768
Non-interest bearing	1,635,618	2,394,508	(758,890)	4,186,985	1,595,856	2,370,659	(774,803)	4,120,175
Foreign items								
Interest bearing	4,099,327	4,477,086	(377,759)	10,666,212	4,099,327	4,477,086	(377,759)	10,666,212
Non-interest bearing	485,520	1,624,098	(1,138,578)	415,592	485,519	1,624,098	(1,138,579)	415,592
Total interbank and money market items-net	73,377,873	196,300,199	(122,922,326)	64,377,454	73,747,437	196,707,803	(122,960,366)	64,388,747
Investments								
Current investments-net	112,389,512	68,497,788	43,891,724	94,956,276	112,140,478	68,259,574	43,880,904	94,944,067
Long-term investments-net	76,292,159	34,233,331	42,058,828	24,262,275	76,138,676	34,084,314	42,054,362	24,109,777
Investments in subsidiaries & associated companies-net	144,009	213,920	(69,911)	198,766	9,474,177	9,474,177	-	9,462,177
Total investments-net	188,825,680	102,945,039	85,880,641	119,417,317	197,753,331	111,818,065	85,935,266	128,516,021
Loans and accrued interest receivables								
Loans	877,141,854	904,008,483	(26,866,629)	871,971,834	874,051,305	900,587,489	(26,536,184)	869,146,308
Accrued interest receivables	1,333,682	1,485,402	(151,720)	1,273,359	1,297,932	1,454,349	(156,417)	1,242,465
Total loans and accrued interest receivables	878,475,536	905,493,885	(27,018,349)	873,245,193	875,349,237	902,041,838	(26,692,601)	870,388,773
Less Allowance for doubtful accounts	(26,879,771)	(26,394,024)	(485,747)	(25,632,665)	(25,621,374)	(25,124,928)	(496,446)	(24,323,281)
Less Revaluation allowance for debt restructuring	(3,716,439)	(3,377,678)	(338,761)	(3,119,587)	(3,716,326)	(3,377,539)	(338,787)	(3,119,201)
Total loans and accrued interest receivables-net	847,879,326	875,722,183	(27,842,857)	844,492,941	846,011,537	873,539,371	(27,527,834)	842,946,291
Properties foreclosed-net	14,538,065	14,391,986	146,079	14,323,133	11,446,938	11,228,784	218,154	11,031,640
Customers' liability under acceptance	484,379	491,592	(7,213)	517,483	484,379	491,592	(7,213)	517,483
Premises and equipment-net	30,754,082	29,657,262	1,096,820	28,380,204	29,918,061	28,833,797	1,084,264	27,546,841
Intangible assets-net	9,918,530	9,223,691	694,839	8,419,607	8,614,691	7,912,230	702,461	7,104,974
Derivative revaluation	26,795,139	36,451,821	(9,656,682)	19,014,085	26,795,139	36,451,821	(9,656,682)	19,014,085
Other assets-net	9,993,409	10,619,584	(626,175)	7,771,205	8,383,647	8,818,920	(435,273)	6,000,673
Total Assets	1,217,861,703	1,303,554,490	(85,692,787)	1,124,935,263	1,218,448,743	1,303,552,223	(85,103,480)	1,125,286,733

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

	Consolidated (Thousand Baht)				The Bank (Thousand Baht)			
	31 March 2009	31 December 2008	Change	30 September 2008	31 March 2009	31 December 2008	Change	30 September 2008
LIABILITIES AND EQUITY								
Deposits								
Deposits in baht	893,525,580	952,855,541	(59,329,961)	856,961,383	894,477,682	953,693,804	(59,216,122)	857,767,438
Deposits in foreign currencies	20,580,870	15,094,230	5,486,640	15,255,529	20,580,870	15,094,230	5,486,640	15,255,529
Total deposits	914,106,450	967,949,771	(53,843,321)	872,216,912	915,058,552	968,788,034	(53,729,482)	873,022,967
Interbank and money market items								
Domestic items								
Interest bearing	6,313,146	11,738,123	(5,424,977)	11,197,946	6,820,710	12,271,555	(5,450,845)	11,429,768
Non-interest bearing	3,846,247	3,218,959	627,288	3,502,299	3,881,707	3,237,941	643,766	3,605,332
Foreign items								
Interest bearing	2,201,327	1,008,238	1,193,089	973,386	2,201,326	1,008,239	1,193,087	973,386
Non-interest bearing	224,890	334,379	(109,489)	288,301	224,890	334,379	(109,489)	288,301
Total interbank and money market items	12,585,609	16,299,699	(3,714,090)	15,961,932	13,128,633	16,852,114	(3,723,481)	16,296,787
Liability payable on demand	12,389,102	10,882,927	1,506,175	9,986,703	12,389,093	10,882,805	1,506,288	9,986,617
Borrowings								
Short-term borrowings	70,346,142	97,635,655	(27,289,513)	60,935,877	70,469,938	97,453,984	(26,984,046)	61,184,948
Long-term borrowings	42,811,289	40,523,227	2,288,062	23,461,228	42,811,289	40,523,227	2,288,062	23,461,228
Total borrowings	113,157,431	138,158,882	(25,001,451)	84,397,105	113,281,227	137,977,211	(24,695,984)	84,646,176
Bank's liability under acceptance	484,379	491,592	(7,213)	517,483	484,379	491,592	(7,213)	517,483
Derivative revaluation	23,490,868	31,899,970	(8,409,102)	13,944,743	23,490,868	31,899,970	(8,409,102)	13,944,743
Expected liability	4,088,865	4,232,519	(143,654)	3,276,590	4,080,847	4,207,233	(126,386)	3,272,707
Other liabilities	19,944,629	19,976,536	(31,907)	15,554,059	19,202,728	19,147,315	55,413	14,844,665
Total Liabilities	1,100,247,333	1,189,891,896	(89,644,563)	1,015,855,527	1,101,116,327	1,190,246,274	(89,129,947)	1,016,532,145

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

	Consolidated (Thousand Baht)				The Bank (Thousand Baht)			
	31 March 2009	31 December 2008	Change	30 September 2008	31 March 2009	31 December 2008	Change	30 September 2008
Equity								
Share capital								
Authorized share capital								
3,048,614,697 ordinary shares, Baht 10 par value	30,486,147	30,486,147	-	30,486,147	30,486,147	30,486,147	-	30,486,147
Issued and fully paid-up share capital								
2,393,260,193 ordinary shares, Baht 10 par value	23,932,602	23,932,602	-	23,932,602	23,932,602	23,932,602	-	23,932,602
Premium on ordinary shares	18,103,110	18,103,110	-	18,103,110	18,103,110	18,103,110	-	18,103,110
Appraisal surplus on asset revaluation	10,892,748	10,941,913	(49,165)	10,984,352	10,892,748	10,941,913	(49,165)	10,984,352
Revaluation surplus (deficit) on investments	2,357,840	2,207,073	150,767	413,931	2,358,210	2,207,793	150,417	414,049
Retained earnings								
Appropriated								
Legal reserve	3,050,000	3,050,000	-	2,920,000	3,050,000	3,050,000	-	2,920,000
Unappropriated	59,277,863	55,427,843	3,850,020	52,725,688	58,995,746	55,070,531	3,925,215	52,400,475
Total equity attributable to the Bank's shareholders	117,614,162	113,662,541	3,951,622	109,079,683	117,332,416	113,305,949	4,026,467	108,754,588
Minority interests	207	53	154	53	-	-	-	-
Total Equity	117,614,370	113,662,594	3,951,776	109,079,736	117,332,416	113,305,949	4,026,467	108,754,588
Total Liabilities and Equity	1,217,861,703	1,303,554,490	(85,692,787)	1,124,935,263	1,218,448,743	1,303,552,223	(85,103,480)	1,125,286,733
Off-balance sheet items-contingency								
Avals on bills and guarantees of loans	1,771,793	1,563,960	207,833	1,531,180	1,771,793	1,563,960	207,833	1,531,180
Liability under unmatured import bills	4,532,181	5,643,988	(1,111,807)	6,661,085	4,532,181	5,643,988	(1,111,807)	6,661,085
Letters of credit	17,212,575	17,165,133	47,442	20,550,190	17,212,575	17,165,133	47,442	20,550,190
Other contingencies	2,213,149,555	2,241,847,963	(28,698,408)	2,314,969,970	2,212,889,355	2,241,573,423	(28,684,068)	2,314,720,419

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

	Consolidated (Thousand Baht)			The Bank (Thousand Baht)		
	Q1/09	Q4/08	Change	Q1/09	Q4/08	Change
Interest and dividend income						
Loans	13,141,884	13,937,427	(795,543)	13,461,733	14,238,487	(776,754)
Interbank and money market items	672,863	695,462	(22,599)	672,688	695,092	(22,404)
Finance lease	608,656	538,644	70,012	-	-	-
Investments	1,086,924	1,030,964	55,960	1,418,015	1,164,321	253,694
Total interest and dividend income	15,510,327	16,202,497	(692,170)	15,552,436	16,097,900	(545,464)
Interest expenses						
Deposits	3,519,918	4,119,684	(599,766)	3,520,038	4,120,450	(600,412)
Interbank and money market items	59,855	101,200	(41,345)	60,707	102,541	(41,834)
Short-term borrowings	555,595	814,738	(259,143)	560,355	820,468	(260,113)
Long-term borrowings	619,394	338,173	281,221	618,412	335,340	283,072
Total interest expenses	4,754,762	5,373,795	(619,033)	4,759,512	5,378,799	(619,287)
Net income from interest and dividend	10,755,565	10,828,702	(73,137)	10,792,924	10,719,101	73,823
Bad debt and doubtful accounts	1,376,155	1,504,722	(128,567)	1,340,717	1,478,086	(137,369)
Loss on debt restructuring	983,768	579,242	404,526	983,737	576,258	407,479
Net income from interest and dividend after of bad debt and doubtful accounts and loss on debt restructuring	8,395,642	8,744,738	(349,096)	8,468,470	8,664,757	(196,287)
Non-interest income						
Gain (loss) on investments	175,605	722,970	(547,365)	174,133	740,723	(566,590)
Share of profit from investments on equity method	5,089	1,488	3,601	-	-	-
Fees and service income						
Acceptance, aval and guarantees	317,947	298,551	19,396	317,947	298,550	19,397
Others	3,910,298	4,295,789	(385,491)	3,445,117	3,786,782	(341,665)
Gain on exchange	1,128,598	957,772	170,826	1,128,645	957,347	171,298
Other income	133,794	197,472	(63,678)	134,205	184,145	(49,940)
Total non-interest income	5,671,331	6,474,042	(802,711)	5,200,047	5,967,547	(767,500)
Non-interest expenses						
Personnel expenses	3,329,018	3,367,989	(38,971)	2,753,612	2,765,280	(11,668)
Premises and equipment expenses	1,858,933	1,806,431	52,502	2,020,986	2,014,718	6,268
Taxes and duties	548,075	579,048	(30,973)	534,541	563,146	(28,605)
Fees and service expenses	1,024,013	1,253,125	(229,112)	981,637	1,191,304	(209,667)
Directors' remuneration	14,401	15,690	(1,289)	14,401	14,190	211
Contribution to Financial Institutions Development Fund and Deposit Protection Agency	873,184	824,506	48,678	873,184	824,506	48,678
Other expenses	952,199	3,014,060	(2,061,861)	1,045,068	3,008,122	(1,963,054)
Total non-interest expenses	8,599,823	10,860,849	(2,261,026)	8,223,429	10,381,266	(2,157,837)
Income before income tax	5,467,150	4,357,931	1,109,219	5,445,089	4,251,038	1,194,051
Income tax expenses	1,667,392	1,568,214	99,178	1,562,148	1,493,421	68,727
Net income	3,799,758	2,789,717	1,010,041	3,882,941	2,757,617	1,125,324
Net income attributable to:						
Equity holders of the Bank	3,799,760	2,789,716	1,010,044	3,882,941	2,757,617	1,125,324
Minority interest	(2)	1	(3)	-	-	-
	3,799,758	2,789,717	1,010,041	3,882,941	2,757,617	1,125,324
Basic earnings per share (Baht)	1.59	1.17	0.42	1.62	1.15	0.47
Number of the weighted average number of ordinary shares ('000)	2,393,260	2,393,260	-	2,393,260	2,393,260	-

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

For the quarter ended 31 March 2009 and 2008

	Consolidated (Thousand Baht)			The Bank (Thousand Baht)		
	2009	2008	Change	2009	2008	Change
Interest and dividend income						
Loans	13,141,884	11,981,352	1,160,532	13,461,733	12,204,867	1,256,866
Interbank and money market items	672,863	556,431	116,432	672,688	555,449	117,239
Finance lease	608,656	405,903	202,753	-	-	-
Investments	1,086,924	974,597	112,327	1,418,015	1,043,776	374,239
Total interest and dividend income	15,510,327	13,918,283	1,592,044	15,552,436	13,804,092	1,748,344
Interest expenses						
Deposits	3,519,918	3,131,379	388,539	3,520,038	3,131,192	388,846
Interbank and money market items	59,855	59,414	441	60,707	59,951	756
Short-term borrowings	555,595	258,552	297,043	560,355	263,466	296,889
Long-term borrowings	619,394	249,302	370,092	618,412	249,302	369,110
Total interest expenses	4,754,762	3,698,647	1,056,115	4,759,512	3,703,911	1,055,601
Net income from interest and dividend	10,755,565	10,219,636	535,929	10,792,924	10,100,181	692,743
Bad debt and doubtful accounts	1,376,155	1,424,949	(48,794)	1,340,717	1,446,556	(105,839)
Loss on debt restructuring	983,768	450,940	532,828	983,737	428,118	555,619
Net income from interest and dividend after of bad debt and doubtful accounts and loss on debt restructuring	8,395,642	8,343,747	51,895	8,468,470	8,225,507	242,963
Non-interest income						
Gain (loss) on investments	175,605	778,462	(602,857)	174,133	754,640	(580,507)
Share of profit from investments on equity method	5,089	14,171	(9,082)	-	-	-
Fees and service income						
Acceptance, aval and guarantees	317,947	300,621	17,326	317,947	300,621	17,326
Others	3,910,298	3,588,767	321,531	3,445,117	3,131,166	313,951
Gain on exchange	1,128,598	881,528	247,070	1,128,645	881,058	247,587
Other income	133,794	197,255	(63,461)	134,205	180,469	(46,264)
Total non-interest income	5,671,331	5,760,804	(89,473)	5,200,047	5,247,954	(47,907)
Non-interest expenses						
Personnel expenses	3,329,018	2,888,056	440,962	2,753,612	2,405,919	347,693
Premises and equipment expenses	1,858,933	1,601,799	257,134	2,020,986	1,665,908	355,078
Taxes and duties	548,075	541,512	6,563	534,541	529,958	4,583
Fees and service expenses	1,024,013	1,001,690	22,323	981,637	976,318	5,319
Directors' remuneration	14,401	14,159	242	14,401	12,659	1,742
Contribution to Financial Institutions Development Fund and Deposit Protection Agency	873,184	791,196	81,988	873,184	791,196	81,988
Other expenses	952,199	838,215	113,984	1,045,068	928,920	116,148
Total non-interest expenses	8,599,823	7,676,627	923,196	8,223,429	7,310,878	912,551
Income before income tax	5,467,150	6,427,924	(960,774)	5,445,089	6,162,583	(717,494)
Income tax expenses	1,667,392	1,989,985	(322,593)	1,562,148	1,924,732	(362,584)
Net income	3,799,758	4,437,939	(638,181)	3,882,941	4,237,851	(354,910)
Net income attributable to:						
Equity holders of the Bank	3,799,760	4,437,938	(638,178)	3,882,941	4,237,851	(354,910)
Minority interest	(2)	1	(3.00)	-	-	-
	3,799,758	4,437,939	(638,181)	3,882,941	4,237,851	(354,910)
Basic earnings per share (Baht)	1.59	1.85	(0.26)	1.62	1.77	(0.15)
Number of the weighted average number of ordinary shares ('000)	2,393,260	2,392,760	500	2,393,260	2,392,760	500

Data of Consolidated

Million Baht

	Q1/2009	Q4/2008
Net income	3,800	2,790
Total Assets	1,217,862	1,303,554
Total Liabilities	1,100,247	1,189,892
NPL (net)	1.85%	1.47%
NPL (gross)	3.70%	3.09%
Total Capital funds ratio	15.63%	15.05%
NIM	3.66%	3.83%
ROA	1.21%	0.92%
ROE	13.14%	10.02%

Interest Rate	31 Mar 09	31 Dec 08
MLR	6.25%	6.75%
MOR	6.50%	7.00%
MRR	6.75%	7.25%
Saving	0.50%	0.75%
Fixed 3 months	0.75%	1.35%
Fixed 6 months	0.75%	1.50%
Fixed 12 months	0.75%	1.75%
Fixed 24 months	1.25%	2.50%
Fixed 36 months	1.50%	2.50%

NPL (net) : Non performing loan net
(Non performing loan after allowance for doubtful account of non – performing loan)
NPL (gross) : Non performing loan gross
NIM : Net interest margin
ROA : Return on average assets
ROE : Return on average equity
MLR : Minimum lending rate
MOR : Minimum overdraft rate
MRR : Minimum retail rate

Consolidated statements of income for the quarter

Million Baht

	Q1/09	Q4/08	Change
Total interest and dividend income	15,511	16,203	(692)
Total interest expenses	4,755	5,374	(619)
Net income from interest and dividend	10,756	10,829	(73)
Bad debt and doubtful accounts	1,376	1,505	(129)
Loss on debt restructuring	984	579	405
Net income from interest and dividend after bad debt and doubtful accounts and loss on debt restructuring	8,396	8,745	(349)
Total non-interest income	5,671	6,474	(803)
Total non-interest expenses	8,600	10,861	(2,261)
Income before income tax	5,467	4,358	1,109
Income tax expenses	1,667	1,568	99
Net income	3,800	2,790	1,010

In the first quarter of 2009, the Bank and its subsidiaries recorded net operating income amounting to Baht 3,800 Million, up from the preceding quarter by Baht 1,010 Million or 36.20%. The items having significant changes are as follows:

- **Total interest and dividend income,** down by Baht 692 Million or 4.27% over the preceding quarter, as follows:

Million Baht

Interest and dividend income	Q1/09	Q4/08	Change
Loans	13,142	13,938	(796)
Interbank and money market items	673	695	(22)
Finance lease	609	539	70
Investments	1,087	1,031	56
Total	15,511	16,203	(692)

- Interest income from loans down by Baht 796 Million or 5.71% as a result of a reduction of the bank's lending rates and lower loan volume during the period.

- **Interest expense,** down from the preceding quarter by Baht 619 Million or 11.52%

Million Baht

Interest Expense	Q1/09	Q4/08	Change
Deposits	3,520	4,119	(599)
Interbank and money market items	60	102	(42)
Short-term borrowing	556	815	(259)
Long-term borrowing	619	338	281
Total	4,755	5,374	(619)

- Interest expenses from deposit decreased by Baht 599 Million or 14.54% as a result of a reduction in interest rates and lower deposit balance during the period.
- Interest expense from short-term borrowing drop from the preceding quarter by Baht 259 Million or 31.78% as a result of the maturity of short-term debentures. An increase in interest expense from long-term borrowings of Baht 281 Million or 83.14% came from issuance of sub-ordinate debentures in December 2008.

- **Bad debt and doubtful accounts**

Million Baht

Bad debt and doubtful accounts	Q1/09	Q4/08	Change
The Bank-only			
>> change in this quarter	2,324	2,054	270
>>compensate for loss on debt restructuring	(984)	(576)	(408)
Subsidiaries			
>> Increase (decrease) in this quarter	36	27	9
Total	1,376	1,505	(129)

- **Non-interest income,** drop from the preceding quarter by Baht 803 Million or 12.40% The items having significant changes are as follows:

Million Baht

Non-interest income	Q1/09	Q4/08	Change
Gain on investments	175	723	(548)
Share of profit from investments on equity method	5	2	3
Fees and service income	4,228	4,594	(366)
Gain on exchange	1,129	958	171
Other income	134	197	(63)
Total	5,671	6,474	(803)

- Gain on investments, drop from the preceding quarter by Baht 548 Million or 75.80%, due to gain from sales of debt securities in the preceding quarter during a favorable market condition.
- Fees and service income, drop from the preceding quarter by Baht 366 Million or 7.97%. The majority of the decrease came from lower fees and service income from loans as a result of the current economy.

- **The results of operation of the bank's subsidiaries and associates.**

Million Baht

Profit	Q1/09	Q4/08	Change
Phethai – AMC	16	(1)	17
Other subsidiaries and associates	229	172	57
Total	245	171	74

- **Total non-interest expenses,** decreased from the preceding quarter by Baht 2,261 Million or 20.82% due mainly to higher promotion and public relation expenses in the preceding quarter. Such expenditures and other expenses are normally lower in the first quarter.

Million Baht

Non-interest expenses	Q1/09	Q4/08	Change
Personnel expenses	3,329	3,368	(39)
Premises and equipment expenses	1,859	1,806	53
Taxes and duties	548	579	(31)
Fee and service expenses	1,024	1,253	(229)
Directors' remuneration	15	16	(1)
Contributions to FIDF and DPA	873	825	48
Other expenses	952	3,014	(2,062)
Total	8,600	10,861	(2,261)

Consolidated Balance Sheets

Million Baht

	31 Mar 09	31 Dec 08	Change
Total Assets	1,217,862	1,303,554	(85,692)
Total Liabilities	1,100,247	1,189,892	(89,645)
Total Equity	117,615	113,662	(3,953)

>> Assets

Million Baht

	31 Mar 09	31 Dec 08	Change
Total Assets	1,217,862	1,303,554	(85,692)
▪ Cash	15,295	27,751	(12,456)
▪ Interbank and money market items	73,378	196,300	(122,922)
▪ Investments-net	188,826	102,945	85,881
- Debt securities	185,524	99,489	86,035
- Equity securities	3,302	3,456	(154)
▪ Loans and accrued interest receivables-net	847,879	875,722	(27,843)

The items of **Total Assets** having significant changes are as follows:

- **Cash**, down by Baht 12,456 Million or 44.88% from the preceding quarter. The majority of the decrease came from the preceding quarter's reservation of cash in anticipation of the special long holidays during new year season as well as the relatively high customer's deposits during 2008 year end.

- **Interbank and money market items on assets,** down by Baht 122,922 Million or 62.62% as a result of an increase in investments in bonds with higher yields. As a result, drive **net investments** grow by Baht 85,881 million or 83.42%. Such investment is a part of the Bank's liquidity management.

- **Loans, Accrued interest receivables and Allowance for doubtful accounts**

Million Baht

	31 Mar 09	31 Dec 08	Change
Loans	877,142	904,008	(26,866)
• Restructured loans	71,598	67,012	4,586
-Performing Restructured loans	56,822	52,178	4,644
-Non- performing Restructured loans [1]	14,776	14,834	(58)
• Non- restructured loans	805,544	836,996	(31,452)
Accrued interest receivables	1,334	1,486	(152)
Total loans and interest receivables	878,476	905,494	(27,018)
Less Allowance for doubtful accounts	(26,880)	(26,394)	(486)
Revaluation allowance for debt Restructuring	(3,717)	(3,378)	(339)
Total loans and interest receivables-net	847,879	875,722	(27,843)

- Loans down by Baht 26,866 Million, or 2.97%, mainly due to lower balances in trade finance, promissory notes, and overdrafts as a result of the current economy.

[1] as part of NPL

- **Classified Loans**

Million Baht

	Consolidated							
	31 Mar 2009				31 Dec 2008			
	Loans and accrued interest receivables	Outstanding debt after deduction of collateral value/ NPV of cash flow from debtors or sale of collateral	% used for calculation the provisions	Total provision	Loans and accrued interest receivables	Outstanding debt after deduction of collateral value/ NPV of cash flow from debtors or sale of collateral	% used for calculation the provisions	Total provision
Pass	803,745	270,028	1	2,700	829,220	303,112	1	3,031
Special mention	39,049	8,417	2	168	41,231	10,974	2	219
Sub standard	8,707	3,045	100	3,045	5,891	2,350	100	2,350
Doubtful	5,552	2,303	100	2,303	5,790	2,437	100	2,437
Doubtful of loss	20,787	11,218	100	11,218	22,177	11,954	100	11,954
Total	877,840	295,011		19,434	904,309	330,827		19,991
Revaluation allowance for debt restructuring				3,717				3,378
Total				23,151				23,369
Allowance established in excess of BOT regulations for NPLs and Normal loans				7,446				6,403
Credit balance transaction	762			-	1,185			-
Total	878,602			30,597	905,494			29,772

Million Baht

	The Bank							
	31 Mar 2009				31 Dec 2008			
	Loans and accrued interest receivables	Outstanding debt after deduction of collateral value/ NPV of cash flow from debtors or sale of collateral	% used for calculation the provisions	Total Provision	Loans and accrued interest receivables	Outstanding debt after deduction of collateral value/ NPV of cash flow from debtors or sale of collateral	% used for calculation the provisions	Total provision
Pass	806,797	306,391	1	3,064	832,450	337,059	1	3,371
Special mention	36,529	8,264	2	165	38,821	10,782	2	216
Sub standard	8,345	3,029	100	3,029	5,464	2,332	100	2,332
Doubtful	5,247	2,264	100	2,264	5,523	2,384	100	2,384
Doubtful of loss	18,431	10,361	100	10,361	19,784	11,089	100	11,089
Total	875,349	330,309		18,883	902,042	363,646		19,392
Revaluation allowance for debt restructuring				3,717				3,378
Total				22,600				22,769
Allowance established in excess of BOT regulations for NPLs and Normal loans				6,737				5,733
Total				29,337				28,502

>> Liabilities and Equity

Million Baht

	31 Mar 09	31 Dec 08	Change
Total Liabilities	1,100,247	1,189,892	(89,645)
■Deposits	914,106	967,950	(53,844)
■Short-term borrowings	70,346	97,636	(27,290)
■Long-term borrowings	42,811	40,523	2,288
Equity	117,615	113,662	3,953

The items of **Total Liabilities** and **Equity** having significant changes are as follows:

❑ **Deposits,** down by Baht 53,844 Million or 5.56% due mainly to maturity of fixed deposits. **Short-term borrowings** decreased by Baht 27,290 or 27.95%, as a result of the maturity of short-term debentures of Baht 24,000 Million during the quarter.

Million Baht

Type of deposits	31 Mar 09	31 Dec 08	Change
Current	48,303	47,604	699
Saving	437,593	442,563	(4,970)
Fixed 3 – 5 months	278,901	318,555	(39,654)
Fixed 6 – 11 months	69,454	88,765	(19,311)
Fixed 12 months and upward	79,855	70,463	9,392
Total	914,106	967,950	(53,844)

- **Equity, up** by Baht 3,953 Million or 3.48% as a result of operating income in the first quarter, amounting to Baht 3,800 Million, as well as an increase in revaluation surplus on investments of Baht 150 Million.

>> Capital Funds

Million Baht

	31 Mar 09	31 Dec 08	Change
Tier 1*	93,564	93,564	-
Tier 2	50,170	49,512	658
Total Tier*	143,734	143,076	658
Risk weighted assets	919,862	950,906	(31,044)
Tier 1 capital ratio*	10.17%	9.84%	0.33
Total capital ratio*	15.63%	15.05%	0.58

* excluding net profit of each period.

Investment, Loans and allowance for accounts, Properties foreclosed, Deposits and Capital funds

	Consolidated (Million Baht)					The Bank (Million Baht)				
	31 Mar 09	31 Dec 08	30 Sep 08	30 Jun 08	31 Mar 08	31 Mar 09	31 Dec 08	30 Sep 08	30 Jun 08	31 Mar 08
Investments										
Debt Instruments	185,524	99,489	116,117	110,044	127,347	185,524	99,489	116,117	110,044	127,347
▪ Government and state enterprise securities										
>> Trading investments	4,657	6,156	15,954	2,491	8,325	4,657	6,156	15,954	2,491	8,325
>> Available-for-sale investments	168,904	78,906	84,584	91,575	95,678	168,904	78,906	84,584	91,575	95,678
>> Held-to-maturity investments	4,706	6,836	7,099	7,166	7,706	4,706	6,836	7,099	7,166	7,706
▪ Private enterprise debt instruments										
>> Trading investments	718	1,650	2,804	219	999	718	1,650	2,804	219	999
>> Available-for-sale investments	1,218	1,212	764	951	976	1,218	1,212	764	951	976
>> Held-to-maturity investments	820	841	841	862	862	820	841	841	862	862
▪ Foreign debt instruments										
>> Available-for-sale investments	4,391	2,906	2,879	6,679	12,549	4,391	2,906	2,879	6,679	12,549
>> Held-to-maturity investments	110	982	1,192	101	252	110	982	1,192	101	252
Equity Securities	3,302	3,456	3,300	3,528	3,631	12,230	12,329	12,399	12,476	12,644
>> Trading investments	288	368	311	258	335	288	368	311	258	335
>> Available-for-sale investments	762	756	570	886	960	513	518	559	764	838
>> General investments	2,108	2,118	2,220	2,192	2,181	1,955	1,969	2,067	2,092	2,109
>>Investment in subsidiaries & associated companies	144	214	199	192	155	9,474	9,474	9,462	9,362	9,362
Total investment-net	188,826	102,945	119,417	113,572	130,978	197,754	111,818	128,516	122,520	139,991
Loans, Accrued interest receivables and Allowance for doubtful accounts										
Written off loans	1,527	1,187	1,185	1,150	740	1,506	1,174	1,155	1,090	621
Restructured loans	71,598	67,012	60,669	56,264	52,847	70,452	65,782	59,311	54,762	51,152
Non- performing loans net (NPL net)	17,148	15,712	18,401	18,445	20,903	14,989	13,591	16,253	16,474	18,819
Total loans used for NPL net ratio calculation	926,731	1,072,371	901,940	856,634	869,369	925,101	1,071,070	900,800	855,819	868,832
NPL net to total loans (%)	1.85	1.47	2.04	2.15	2.40	1.62	1.27	1.80	1.92	2.17
Non-performing loans gross (NPL gross)	34,929	33,686	37,264	36,527	39,641	31,861	30,630	34,162	33,503	36,427
Total loans used for NPL gross ratio calculation	944,511	1,090,345	920,803	874,716	888,107	941,973	1,088,109	918,710	872,847	886,440
NPL gross to total loans (%)	3.70	3.09	4.05	4.18	4.46	3.38	2.81	3.72	3.84	4.11
Classified loans										
>> Pass	803,745	829,220	806,016	788,334	739,171	806,797	832,450	808,568	790,912	742,241
>> Special mention	39,049	41,231	29,015	19,552	21,031	36,529	38,821	27,473	18,131	19,521
>> Sub standard	8,707	5,891	4,405	5,746	8,646	8,345	5,464	4,036	5,371	8,342
>> Doubtful	5,552	5,790	10,457	9,884	11,210	5,247	5,523	10,171	9,661	11,069
>> Doubtful of loss	20,787	22,177	22,620	21,078	19,995	18,431	19,784	20,141	18,618	17,192
Total	877,840	904,309	872,513	844,594	800,053	875,349	902,042	870,389	842,693	798,365
Credit balance transaction	762	1,185	732	949	1,082	-	-	-	-	-
Total	878,602	905,494	873,245	845,543	801,135	875,349	902,042	870,389	842,693	798,365
Allowance for doubtful accounts	30,597	29,772	28,752	27,827	26,992	29,337	28,502	27,442	26,477	25,529
Allowance as required by BOT	23,151	23,369	25,291	24,465	23,457	22,600	22,769	24,626	23,771	22,672
Allowance to allowance as required by BOT (%)	132.16	127.40	113.68	113.74	115.07	129.81	125.17	111.44	111.38	112.60
Properties foreclosed-net										
Properties foreclosed	16,116	16,135	16,140	16,615	17,155	12,676	12,616	12,473	12,756	12,872
Less Allowance for impairment	(1,578)	(1,743)	(1,817)	(1,861)	(1,964)	(1,229)	(1,387)	(1,441)	(1,486)	(1,518)
Properties foreclosed-net	14,538	14,392	14,323	14,754	15,191	11,447	11,229	11,032	11,270	11,354
Deposits										
>> Current	48,303	47,604	43,186	45,975	47,631	48,345	47,648	43,260	46,169	48,050
>> Saving	437,593	442,563	401,021	398,404	435,780	438,373	443,211	401,607	399,102	436,156
>> Fixed 3 – 5 months	278,901	318,555	284,080	269,465	266,918	279,032	318,682	284,233	269,465	267,043
>> Fixed 6 – 11 months	69,454	88,765	79,466	58,966	58,976	69,454	88,784	79,459	58,966	58,976
>> Fixed 12 months and upward	79,855	70,463	64,464	64,319	66,308	79,855	70,463	64,464	64,444	66,307
Total deposits	914,106	967,950	872,217	837,129	875,613	915,059	968,788	873,023	838,146	876,532

Investments, Loans and allowance for accounts, Properties foreclosed, Deposits and Capital funds

	%(1)					%(2)				
	31 Mar 09	31 Dec 08	30 Sep 08	30 Jun 08	31 Mar 08	31 Mar 09	31 Dec 08	30 Sep 08	30 Jun 08	31 Mar 08
Capital funds ratio(3)										
Tier 1 capital ratio	10.17	9.84	10.76	10.33	10.35	11.29	10.53	11.20	11.34	11.77
Tier 2 capital ratio	5.46	5.21	3.68	4.01	3.72	5.45	5.21	3.68	4.01	3.72
Total Capital funds ratio	15.63	15.05	14.44	14.34	14.07	16.74	15.74	14.88	15.35	15.49

(1) Excluding net profit of each period, which under Bank of Thailand's regulations, net profit in the first period is to be counted as capital after approval by the Board of Directors as per the Bank's regulations. Net profit in the second period is also counted as capital after approval of the General Meeting of Shareholders. However, whenever a net loss occurs, the capital must be immediately reduced accordingly.

(2) Including net profit of each period be counted as the capital funds.

(3) From Dec 31, 2008 onward, CAR calculation is based on Standardized Approach of Basel II while CAR calculation before Dec 31, 2008 is still based on the consolidation of bank only's risk weighted assets and Asset Management Company's.

Additional Information

Financial Highlights – Consolidated financial statements

As of or for the quarter ended		31 Mar 09	31 Dec 08	%Change	30 Sep 08	30 Jun 08	31 Mar 08
Common share information:							
Per share (Baht)	- basic earnings	1.59	1.17	35.90	1.60	1.78	1.85
	- book value	49.14	47.49	3.47	45.58	44.08	44.04
Share price [1](Baht)	- high	50.50	64.00	(21.09)	78.50	94.00	93.00
	- low	40.25	38.50	4.55	57.00	68.00	75.50
	- closing	44.75	45.00	(0.56)	62.00	71.00	90.00
Common shares outstanding	- average basic (thousand share)	2,393,260	2,393,260	-	2,393,260	2,393,260	2,392,760
	- end of quarter (thousand share)	2,393,260	2,393,260	-	2,393,260	2,393,260	2,393,260
Market capitalization (Million Baht)		107,098	107,697	(0.56)	148,382	169,921	215,393
Value measures:							
Price to book value ratio (PBV)		0.91	0.95	(0.04)	1.36	1.61	2.04
Operating results (Million Baht)							
Interest and dividend income		15,511	16,203	(4.27)	15,590	1,4,419	13,918
Interest expenses		4,755	5,374	(11.52)	4,641	3,980	3,698
Net income from interest and dividends		10,756	10,829	(0.67)	10,949	10,439	10,220
Bad debt and doubtful accounts [2]		2,360	2,084	13.24	1,896	1,979	1,876
Non-interest income		5,671	6,474	(12.40)	5,032	5,380	5,761
Non-interest expenses		8,600	10,861	(20.82)	8,309	8,224	7,677
Total income [3]		16,427	17,303	(5.06)	15,981	15,819	15,981
Net income		3,800	2,790	36.20	3,836	4,270	4,438
Operating measures:							
Net interest margin [4]		3.66%	3.83%	(0.17)	4.26%	4.12%	4.18%
Efficiency ratio		52.35%	62.77%	(10.42)	52.00%	51.99%	48.04%
Return on average assets (ROA) [4]		1.21%	0.92%	0.29	1.40%	1.57%	1.70%
Return on average equity (ROE) [4]		13.14%	10.02%	3.12	14.30%	16.20%	17.29%
Balance sheet information (Million Baht)							
Loans		877,142	904,008	(2.97)	871,972	844,342	799,896
Allowance for doubtful accounts [5]		30,597	29,772	2.77	28,752	27,827	26,992
Non-performing loans net (NPL net)		17,148	15,712	9.14	18,401	18,445	20,903
Non-performing loans (NPL gross)		34,929	33,686	3.69	37,264	36,527	39,641
Total assets		1,217,862	1,303,554	(6.57)	1,124,935	1,073,444	1,099,522
Deposits		914,106	967,950	(5.56)	872,217	837,129	875,613
Total liabilities		1,100,247	1,189,892	(7.53)	1,015,856	937,944	994,130
Shareholders' equity [6]		117,615	113,662	3.48	109,080	105,500	105,392
Average assets		1,260,708	1,214,245	3.83	1,099,190	1,086,484	1,047,021
Average earning assets [7]		1,173,926	1,132,106	3.69	1,028,271	1,013,806	978,414
Average shareholders' equity [6]		115,639	111,371	3.83	107,290	105,447	102,694
Risk weighted assets		919,862	950,906	(3.26)	869,517	835,936	800,572
Balance sheet quality measures:							
Loans to deposits ratio		95.96%	93.39%	2.57	99.97%	100.86%	91.35%
Equity to risk weighted assets		12.79%	11.95	0.84	12.54%	12.62%	13.16%
Return on risk weighted assets [4]		1.65%	1.17%	0.48	1.76%	2.04%	2.22%
Tier 1 capital ratio		10.17%	9.84%	0.33	10.76%	10.33%	10.35%
Total capital ratio		15.63%	15.05%	0.58	14.44%	14.34%	14.07%
NPL net to loans [8]		1.85%	1.47%	0.38	2.04%	2.15%	2.40%
NPL gross to loans [9]		3.70%	3.09%	0.61	4.05%	4.18%	4.46%
Total allowance to loans		3.49%	3.29%	0.20	3.30%	3.30%	3.37%
Total allowance to NPL gross		87.60%	88.38%	(0.78)	77.16%	76.18%	68.09%
NPL gross after allowance (Million Baht)		4,332	3,914	10.68	8,512	8,700	12,649

Financial Highlights – Consolidated financial statements (continued)

[1] local board / high-low share prices during the quarter

[2] Including loss on debt restructuring

[3] Total income = Net income from interest and dividend + Non-interest income

[4] Annualized

[5] Including revaluation allowance for debt restructuring

[6] Excluding minority interest

[7] Earning assets = Interbank and money market items net + Securities purchased under resale agreement + Investments net + Loans + Accrued interest receivables

[8] Loans used in calculation are loans to general customers and loans to financial institutions after allowance for doubtful account of non-Performing loan

[9] Loans used in calculation are loans to general customers and loans to financial institutions

Preparing of Consolidated financial statements

The consolidated financial statements comprise the Bank and its subsidiaries, are as follows:

	% Shareholding (Directly and Indirectly)				
	31 Mar 09	31 Dec 08	30 Sep 08	30 Jun 08	31 Mar 08
Phethai Asset Management Co., Ltd. (Phethai-AMC)	100.00	100.00	100.00	100.00	100.00
KASIKORNBANKGROUP					
>> Kasikorn Research Center Co., Ltd. (KResearch)	100.00	100.00	100.00	100.00	100.00
>> Kasikorn Asset Management Co., Ltd. (KAsset)	100.00	100.00	100.00	100.00	100.00
>> Kasikorn Securities Co., Ltd. (KSecurities)	99.99	99.99	99.99	99.99	99.99
>> Kasikorn Factoring Co., Ltd. (KFactoring)	100.00	100.00	100.00	100.00	100.00
>> Kasikorn Leasing Co., Ltd. (KLeasing)	100.00	100.00	100.00	100.00	100.00
Progress Land and Buildings Co., Ltd. (PLB)	100.00	100.00	100.00	100.00	100.00
KHAO KLA Venture Capital Management Co., Ltd.	100.00	100.00	100.00	100.00	100.00
K-SME Venture Capital Co., Ltd.	100.00	100.00	100.00	100.00	100.00
Progress Gunpai Co., Ltd.	100.00	100.00	100.00	100.00	100.00
Progress Plus Co., Ltd.	100.00	100.00	100.00	100.00	100.00
Progress Facilities Management Co., Ltd.	100.00	100.00	100.00	100.00	100.00
Progress Management Co., Ltd.	100.00	100.00	100.00	100.00	100.00
Progress Software Co., Ltd.	100.00	100.00	100.00	100.00	100.00
Progress Storage Co., Ltd.	100.00	100.00	100.00	100.00	100.00
Progress Service Support Co., Ltd.	100.00	100.00	100.00	100.00	100.00
Progress Service Co., Ltd.	100.00	100.00	100.00	100.00	100.00
Progress HR Co., Ltd.	100.00	100.00	100.00	100.00	100.00
Progress Appraisal Co., Ltd.	100.00	100.00	100.00	100.00	100.00
Progress Collection Co., Ltd.	100.00	100.00	100.00	100.00	100.00

Remark: The Stock Exchange of Thailand requires banks to submit financial reports as follows

- The Consolidated and the Bank-only financial statements within 45 days after the end of the first and third quarters, and within 60 days after the end of the second and forth quarters.

Summary Statement of Assets and Liabilities [1/]

As of 31 Mar 2009

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

Assets	Baht	Liabilities	Baht
Cash	15,293,582,929.83	Deposits	915,058,552,342.44
Interbank and money market items	73,747,437,162.09	Interbank and money market items	13,128,632,894.74
Investments, net	197,753,330,740.58	Liabilities payable on demand	12,389,092,984.53
(with obligations Baht 781,348,000.00)		Borrowings	113,281,227,469.07
Credit advances (net of allowance for doubtful accounts)	844,713,605,494.26	Financial institution's liabilities under acceptances	484,379,456.76
Accrued interest receivables	1,297,932,079.62	Other liabilities	46,774,442,289.97
Properties foreclosed, net	11,446,937,511.57	Total liabilities	1,101,116,327,437.51
Customers' liabilities under acceptances	484,379,456.76		
Premises and equipment, net	29,918,061,280.45		
Other assets, net	43,793,476,740.30	**Shareholders'equity**	
		Paid-up share capital	
		(registered share capital Baht 30,486,146,970.00)	23,932,601,930.00
		Reserves and net profit after appropriation	69,761,022,441.84
		Other reserves and profit and loss account	23,638,791,586.11
		Total shareholders' equity	117,332,415,957.95
Total Assets	1,218,448,743,395.46	Total Liabilities and Shareholders' Equity	1,218,448,743,395.46
Customers' liabilities under unmatured bills	4,532,181,429.88	Financial institution's liabilities under unmatured bills	4,532,181,429.88
Total	1,222,980,924,825.34	Total	1,222,980,924,825.34

	Baht
Non-Performing Loans 2/(net) as of 31 March 2009 (Quarterly)	14,988,645,318.80
(1.62 percents of total loans after allowance for doubtful accounts of Non-Performing Loans)	
Required provisioning for loan loss, as of 31 March 2009 (Quarterly)	22,894,013,607.31
Actual provisioning for loan loss	29,645,331,925.51
Loans to related parties	40,477,107,644.66
Loans to related asset management companies	345,000,000.00
Loans to related parties due to debt restructuring	1,420,967,613.70
Borrowings as part of subordinated debentures cum preferred shares to be included in the Tier 1 Capital, permitted by the Bank of Thailand	-
Regulatory capital	143,734,235,901.18
Changes in assets and liabilities this quarter as of 31 March 2009 due to fine from violating the Financial Institution Business Act B.E. 2551, Section 156	136,840.00
Significant contingent liabilities	
Avals to bills and guarantees of loans	1,771,793,028.74
Letters of credit	17,212,575,159.12

1/ This Summary Statement has not been audited by Certified Public Accountant

2/ Non-Performing Loans (gross) as of 31 March 2009 (Quarterly) 31,860,496,532.87

(3.38 percents of total loans before allowance for doubtful accounts of Non-Performing Loans)